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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                             Commission File Number
                                    333-72667


                               MAPQUEST.COM, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

        3710 Hempland Road, Mountville, Pennsylvania 17554 (717) 285-8500
--------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [x]            Rule 12h-3(b)(1)(i)       [x]
        Rule 12g-4(a)(1)(ii)    [ ]            Rule 12h-3(b)(1)(ii)      [ ]
        Rule 12g-4(a)(2)(i)     [ ]            Rule 12h-3(b)(2)(i)       [ ]
        Rule 12g-4(a)(2)(ii)    [ ]            Rule 12h-3(b)(2)(ii)      [ ]
                                               Rule 15d-6                [x]

Approximate number of holders of record as of the certification or
notice date:   0
            -----

         Effective as of June 29, 2000, the Registrant was acquired by America Online, Inc., a Delaware corporation ("America Online"), by way of a merger (the "Merger") in which MQ Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of America Online, merged with and into the Registrant. The Registrant, as the surviving corporation, in the Merger, continues to exist under Delaware law as a wholly owned subsidiary of America Online. In connection with the Merger, 0.31558 shares of America Online common stock were exchanged for each share of common stock of the Registrant outstanding immediately prior to the consummation of the Merger and America Online assumed all of the Registrant's stock options and warrants outstanding at the effective date of the Merger, based on the 0.31558 exchange ratio. Accordingly, as of the date hereof, there are no holders of record of Common Stock of the Registrant.

         Pursuant to the requirements of the Securities Exchange Act of 1934 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2000

                                    By: /s/  James Thomas
                                       -----------------------------------------
                                       James Thomas
                                       Chief Financial Officer/Secretary



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by an other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.